SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 28, 2012

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Novartis launches the Cancer Cell Line Encyclopedia (CCLE) to catalogue world’s cancer cell lines

•                  Collaboration with the Broad Institute yields comprehensive encyclopedia of genetic and molecular information for nearly 1,000 cancer cell lines

•                  Encyclopedia, publicly available, may improve the design of cancer trials and advance cancer research

•                  Data from encyclopedia may help researchers identify patients who could most benefit from any given drug

Basel, March 28, 2012 — Novartis and the Broad Institute have developed a cancer cell line encyclopedia that catalogues the genetic and molecular profiles of almost 1,000 human cancer cell lines used in drug research and development. Results of the collaboration, published in the journal Nature and released in advance online today(1), may allow scientists around the world to use this information to improve cancer clinical trial design and further cancer research.

“Cancer is a genetic disease. Cell lines reflect the genetic disturbances that drive cancers. Probing cell lines with medicines targeted at specific pathways, as done for the Cancer Cell Line Encyclopedia, provides a powerful tool for design of cancer treatment,” said Mark Fishman, President of the Novartis Institutes for BioMedical Research (NIBR). “We are placing this information in the public domain. We hope that many in industry and academia will use these data to discover new drug targets, to evaluate current therapies, and to facilitate treatment for their patients with cancer.”

The genetic and molecular profiling data from the cell lines is freely available to the scientific community here on the Broad Institute’s website(2).

Investigators use cell lines to shed light on how new or existing cancer drugs might best be used in patients. “Without access to a systematically collected set of molecular data, researchers can’t match experiments from cell lines with patient tumors when new medicines become available,” said William Sellers, Global Head of Oncology, NIBR. “The Cancer Cell Line Encyclopedia will provide scientists with the ability to build predictive models of what types of patients will respond to a particular class of drugs.”

The cell lines were acquired from commercial vendors in the U.S., Europe, Japan and Korea and represent a diverse picture of cancer as a disease as they include many subtypes of both common and rare forms of cancer. According to lead authors and NIBR researchers Jordi Barretina and Giordano Caponigro, each cell line was genetically characterized through a series of high-throughput analyses at the Broad Institute, including global RNA expression patterns, changes in DNA copy number, as well as DNA sequence variations in about 1,600 genes associated with cancer, and pharmacologic profiling for several drugs in about half of the cell lines. Algorithms were developed to predict drug responses based on the genetic and molecular makeup of cancer cells.

Pairing this information with ways to rapidly genotype patient tumor samples represents the next step in the effort to enable the personalization of cancer treatment. Some major research hospitals already routinely genetically profile cancer patients’ tumors, and many more are likely to follow, according to the researchers.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “may,” “could,” “hope,” “will,” “predictive models,” or similar expressions, or by express or implied discussions regarding potential new future products which may be developed with the assistance of the CCLE, or regarding potential future revenues from such products. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any new products will be developed or approved for marketing as a result of the CCLE. Nor can there be any guarantee that any such products will achieve any particular levels of revenue in the future. In particular, management’s expectations regarding CCLE could be affected by, among other things, unexpected research results; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; unexpected regulatory actions or delays or government regulation generally; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 124,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

References

(1)         Jordi Barretina and Giordano Caponigro, NIBR. The Cancer Cell Line Encyclopedia enables predictive modeling of anticancer drug sensitivity.

(2)          http://www.broadinstitute.org/ccle

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Beth Calitri Novartis Global Media Relations +41 61 324 7973 (direct) +41 79 523 0198 (mobile) beth.calitri@novartis.com	Mariellen Gallagher Novartis Institutes for BioMedical Research +1 617 871 7665 (direct) +1 617 909 9137 (mobile) mariellen.gallagher@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	March 28, 2012	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting